UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 10, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: August 10, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

LETTER OF AWARD TO APPOINT MAIN CONTRACTOR FOR THE CENTRE

The Board is pleased to announce that, on 10 August 2015, the Letter of Award of the Main Contract for the construction of the Centre at the Contract Sum of HK$450.00 million was issued by HKMP to the Main Contractor and accepted by the Main Contractor.

Since the applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Letter of Award are more than 25% but less than 100%, the Letter of Award constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. Written approval of the Transaction has been obtained from Shareholders who together hold more than 50% of the issued share capital of the Company. On the basis that such Shareholders from a closely allied group of Shareholders, their written approval may be accepted in lieu of holding a general meeting for the approval of the Transaction pursuant to Rule 14.44 of the Listing Rules.

A circular containing, amongst other things, the information required under the Listing Rules in relation to the Transaction will be despatched to the Shareholders in compliance with the Listing Rules.

Pursuant to Rule 14.41 of the Listing Rules, the Company is required to dispatch to the Shareholders a circular in relation to the Transaction within 15 business days after the publication of this announcement, that is on or before 31 August 2015. The Company may not be able to dispatch the circular within such period due to the time required to finalise the Main Contract and to prepare the relevant financial and other information to be included in the circular under the Listing Rules, in which case the Company shall make a further announcement of any expected delay in dispatch of the circular in due course.

The Board is pleased to announce that, on 10 August 2015, the Letter of Award of the Main Contract for the construction of the Centre at the Contract Sum of HK$450.00 million was issued by HKMP to the Main Contractor and accepted by the Main Contractor.

LETTER OF AWARD

The principal terms of the Letter of Award are as follows:

Date	:	10 August 2015

Parties	:	HKMP and the Main Contractor. The Main Contractor is principally engaged in providing building works, site formation works, fitting out works, and construction management to the public and private sectors.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Main Contractor and the ultimate beneficial owner of the Main Contractor are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Subject Matter	:	The Main Contractor shall undertake the Construction Works in relation to the Centre with a planned gross floor area of approximately 31,777 square metres comprising a 6-storey high media block, a 1-storey high studio block and covered storage and carport, and certain ancillary facilities. The Construction Works are expected to be completed in October 2016.

Contract Sum	:	The Contract Sum of HK$450.00 million has been determined after the tendering process and arm’s length negotiations between the parties through the project manager and consultants retained by HKMP after taken into account the key factors including scope of works, tender prices, and experience in similar construction projects. The Contract Sum is expected to be funded by internal resources, external financing and existing banking facilities available to the Group.

Payment Terms	:	The Contract Sum shall be payable to the Main Contractor in cash in accordance with the terms of the Main Contract, a summary of which is set out below:

(1) Advanced payment of 10% of the Contract Sum (excluding prime cost sum) (i.e. HK$44,390,000.00) will be made to the Main Contractor within 45 calendar days upon signing of the Letter of Award, and the advanced payment effected shall be recovered in 10 equal installments by deduction from the amount due to the Main Contractor in the first ten interim payment certificates.

		(2)	HKMP’s appointed architect shall issue at monthly intervals the interim payment certificates for the work done executed on site, and HKMP shall pay the certified amount to the Main Contractor within 28 calendar days from the date of certificates.

		(3)	10% of certified value of work done in the interim payment is withheld as retention, and the total amount of retention withheld is subject to a maximum at 5% of the Contract Sum.

		(4)	75% of the retention held shall be released upon substantial completion of the Construction Works, and the remaining 25% of retention shall be released upon issuance of the defects rectification certificate.

		(5)	Final account shall be prepared within 12 months after substantial completion of the Construction Works, and final payment will be issued accordingly upon the agreement of the final contract sum with the Main Contractor and the issuance of the defects rectification certificate by HKMP’s appointed architect when all defective works have been made good.

		(6)	The liquidated and ascertained damages applicable for the delay in completion of the Construction Works due to the default of the Main Contractor shall be levied at the rate of HK$81,000.00 per calendar day subject to a waiver of the first 30 calendar days of delay in completion.

Performance Guarantee	:	The Main Contractor shall provide the guarantee of its parent company in HKMP’s approved form for the due performance of the Main Contract.

REASONS FOR AND BENEFITS OF THE CONSTRUCTION OF THE CENTRE

The Group is principally engaged in multimedia production and distribution and other multimedia related services, including the offer of free television programming through its Over-The-Top (OTT) platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services.

The Directors consider that the construction of the Centre is consistent with the Group’s business objectives and will be beneficial to the sustainable development of the Group.

The Centre with a planned gross floor area of approximately 31,777 square metres comprises a 6-storey high media block, a 1-storey high studio block and covered storage and carport, and certain ancillary facilities. The Directors believe that the Centre with the required infrastructure and adequate space will strengthen the Group’s capability in the development of multimedia business. Upon completion, the Centre will be occupied by the Group for its operations.

The Directors (including the independent non-executive Directors) believe that the terms of the Letter of Award are fair and reasonable and in the interests of the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As the applicable percentage ratios under the Listing Rules in respect of the Letter of Award are greater than 25% but less than 100%, the Letter of Award constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

Pursuant to Rule 14.44 of the Listing Rules, Shareholders’ approval of the Transaction may be given by way of written Shareholders’ approval in lieu of holding a general meeting if (1) no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction; and (2) the written Shareholders’ approval has been obtained from a Shareholder or a closely allied group of Shareholders who together hold more than 50% of the issued share capital of the Company giving the right to attend and vote at that general meeting to approve the Transaction.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction.

Written approval of the Transaction has been obtained from the following Shareholders:

Name	Number of Shares held	Approximate percentage of shareholding

Top Group International Limited (Note 2)	339,814,284	42.00%
Wong Wai Kay, Ricky	15,236,893	1.88%
Cheung Chi Kin, Paul (Note 3)	50,377,763	6.23%

Total:	405,428,940	50.11%

Notes:

1.	This percentage is based on 809,016,643 Shares as at the date of this announcement.
2.	339,814,284 Shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky.
3.	25,453,424 Shares are held by Mr. Cheung Chi Kin, Paul and the 24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

GENERAL

On the basis that such Shareholders form a closely allied group of Shareholders, their written approval may be accepted in lieu of holding a general meeting.

A circular containing, amongst other things, the information required under the Listing Rules in relation to the Transaction will be despatched to the Shareholders in compliance with the Listing Rules.

Pursuant to Rule 14.41 of the Listing Rules, the Company is required to dispatch to the Shareholders a circular in relation to the Transaction within 15 business days after the publication of this announcement, that is on or before 31 August 2015. The Company may not be able to dispatch the circular within such period due to the time required to finalise the Main Contract and to prepare the relevant financial and other information to be included in the circular under the Listing Rules, in which case the Company shall make a further announcement of any expected delay in dispatch of the circular in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors

“Centre”	the multimedia production and distribution centre, a building to be constructed on the land situate at Tseung Kwan O Industrial Estate at remaining portion of Section S of Tseung Kwan O Town Lot No.39 and extensions thereto

“Company”	Hong Kong Television Network Limited, a company incorporated in Hong Kong with limited liability

“Construction Works”	the construction works for the construction of the Centre as specified in the Letter of Award and the Main Contract

“Contract Sum”	HK$450.00 million (subject to adjustments provided under the Main Contract), being the contract price payable to the Main Contractor under the Letter of Award and the Main Contract

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKMP”	Hong Kong Media Production Company Limited, a company incorporated in Hong Kong with limited liability, being a wholly-owned subsidiary of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Letter of Award”	A letter of award dated 10 August 2015 issued by HKMP to the Main Contractor and accepted by the Main Contractor relating to the award of the Main Contract for the construction of the Centre

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Main Contract”	the main contract for the provision of the Construction Works to be entered into between HKMP and the Main Contractor within 14 business days from the signing of the Letter of Award incorporating the Letter of Award and also setting out the terms and conditions of the Main Contract

“Main Contractor”	CR Construction Company Limited, a company incorporated in Hong Kong with limited liability

“Share(s)”	ordinary share(s) of the Company

“Shareholder(s)”	the registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the transaction constituted by the Letter of Award and the Main Contract

By Order of the Board
Hong Kong Television Network Limited Wong Wai Kay, Ricky Chairman

Hong Kong, 10 August 2015

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.